# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSD Investment Corp., CIK 0001849894
CUSIP: 000000000
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 550 Madison Avenue, 20th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001105497

## Reporting persons
- MSD Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,046,787.98; sole dispositive power 0; shared dispositive power 33,046,787.98; aggregate amount beneficially owned 33,046,787.98 (24% of the class)
- Noble Environmental Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,737,122.33; sole dispositive power 0; shared dispositive power 27,737,122.33; aggregate amount beneficially owned 27,737,122.33 (20.1% of the class)
- MSD Portfolio L.P. - Investments: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,737,122.33; sole dispositive power 0; shared dispositive power 27,737,122.33; aggregate amount beneficially owned 27,737,122.33 (20.1% of the class)
- MSD Portfolio L.P. - MSD Personal Income: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,309,665.65; sole dispositive power 0; shared dispositive power 5,309,665.65; aggregate amount beneficially owned 5,309,665.65 (3.9% of the class)
- Michael S. Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,046,787.98; sole dispositive power 0; shared dispositive power 33,046,787.98; aggregate amount beneficially owned 33,046,787.98 (24% of the class)

## Item 1. Issuer
Name of issuer: MSD Investment Corp.
Address of issuer's principal executive offices: 550 Madison Avenue, 20th Floor, New York, New York 10022.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 5 to Schedule 13G ("Amendment No. 5") is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), Noble Environmental Investments, LLC ("Noble Investments"), MSD Portfolio L.P. - Investments ("MSD Portfolio"), MSD Portfolio L.P. - MSD Personal Income ("MSD Personal Income") and Michael S. Dell (collectively, the "Reporting Persons"). Each of Noble Investments and MSD Personal Income is the direct owner of the securities covered by this statement.

MSD Portfolio indirectly owns Noble Investments through wholly-owned subsidiaries of MSD Portfolio, and MSD Portfolio may be deemed to beneficially own securities owned by Noble Investments. MSD Capital is the general partner of MSD Portfolio and MSD Personal Income and may be deemed to beneficially own securities owned by MSD Portfolio and MSD Personal Income. MSD Capital Management LLC ("MSD Capital Management") is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Michael S. Dell is the owner of MSD Portfolio and the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Portfolio and MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, a copy of which is filed with this Amendment No. 5 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence:
The address of the principal business office of each of MSD Capital, Noble Investments, MSD Portfolio and MSD Personal Income is 550 Madison Avenue, 20th Floor, New York, New York 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.
Citizenship: MSD Capital, MSD Portfolio and MSD Personal Income are each organized as a limited partnership under the laws of the State of Delaware. Noble Investments is organized as a limited liability company under the laws of the State of Delaware. Mr. Dell is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Capital - 33,046,787.98
Noble Investments - 27,737,122.33
MSD Portfolio - 27,737,122.33
MSD Personal Income - 5,309,665.65
MSD Capital Management - 33,046,787.98
Michael S. Dell - 33,046,787.98
Percent of class:
The percentages provided herein are calculated based upon 137,657,761 shares of the issuer's common stock outstanding as of November 13, 2025, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.

MSD Capital - 24.0%
Noble Investments - 20.1%
MSD Portfolio - 20.1%
MSD Personal Income - 3.9%
MSD Capital Management - 24.0%
Michael S. Dell - 24.0%
Sole power to vote or to direct the vote:
MSD Capital - 0
Noble Investments - 0
MSD Portfolio - 0
MSD Personal Income - 0
MSD Capital Management - 0
Michael S. Dell - 0
Shared power to vote or to direct the vote:
MSD Capital - 33,046,787.98
Noble Investments - 27,737,122.33
MSD Portfolio - 27,737,122.33
MSD Personal Income - 5,309,665.65
MSD Capital Management - 33,046,787.98
Michael S. Dell - 33,046,787.98
Sole power to dispose or to direct the disposition:
MSD Capital - 0
Noble Investments - 0
MSD Portfolio - 0
MSD Personal Income - 0
MSD Capital Management - 0
Michael S. Dell - 0
Shared power to dispose or to direct the disposition:
MSD Capital - 33,046,787.98
Noble Investments - 27,737,122.33
MSD Portfolio - 27,737,122.33
MSD Personal Income - 5,309,665.65
MSD Capital Management - 33,046,787.98
Michael S. Dell - 33,046,787.98

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Description of Exhibit

24.1 Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)
99.1 Joint Filing Agreement dated February 17, 2026

## Signatures
- MSD Capital, L.P.: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, its General Partner (02/17/2026)
- Noble Environmental Investments, LLC: /s/ Marc R. Lisker, Marc R. Lisker/Authorized Signatory (02/17/2026)
- MSD Portfolio L.P. - Investments: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (02/17/2026)
- MSD Portfolio L.P. - MSD Personal Income: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (02/17/2026)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (02/17/2026)